CDF Funding, inc.
5595 Trillium Boulevard
Hoffman Estates, Illinois 60192
April 10, 2006
Ms. Rolaine S. Bancroft
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-3561

Re:	CDF Funding, Inc. Registration Statement on Form S-3 Filed December 30, 2005 File No: 333-130782
Dear Ms. Bancroft:
     In this letter, CDF Funding, Inc. (the “Registrant”) responds to the Commission staff’s comment letter dated January 26, 2006 concerning the captioned Registration Statement (the “Comment Letter”).
     The Registrant is submitting herewith, electronically via EDGAR, Amendment No. 1 to the captioned Registration Statement on Form S-3. In addition, a paper copy of this letter is being delivered to you, together with two copies of Amendment No. 1, which have been marked to show the changes from the Registration Statement as filed on December 30, 2005.
     The Registrant’s responses to the Comment Letter are set forth below. The responses follow each of the staff’s comments, which are re-typed below. Please note that the page references refer to the marked copy of the form of prospectus and form of prospectus supplement. Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.
     This letter is being submitted on behalf of the Registrant, accordingly, the terms “we”, “us” and “our” in the following responses refer to the Registrant.

General
1.	In the next amendment, please include, to the extent practicable, bracketed language showing both where you plan to include information in the prospectus supplement and what the substance of that information will be in terms of compliance with Regulation AB. We believe this will not only enable us to better review your shelf filing but that it will also make it less likely that any form required information will not be inadvertently omitted. See our related comments below for more guidance.

Response

We have included, to the extent practicable, bracketed language showing both where we plan to include information in the prospectus supplement and what the substance of that information will be in terms of compliance with Regulation AB.

2.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response

Neither the depositor nor any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has had a duty to report under the Exchange Act during the past twelve months with respect to asset-backed securities involving the same asset class because there have been less than 300 holders of the securities during such period. Please refer to file number 333-115582-03, filing date April 13, 2005, “suspension of duty to report”. CDF Financing, L. L. C. (CIK code 1217630) is an affiliate of the depositor that has offered, via Distribution Financial Services Floorplan Master Trust, a class of asset-backed securities involving the same asset class as this offering.

3.	Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

Response

We confirm that all material terms to be included in the finalized agreements will also be disclosed in the Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus.

4.	Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Response

We confirm that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

5.	Please add a separately captioned section to disclose the affiliations and certain relationships and related transactions of the transaction parties referred to in Item 1119 of Regulation AB.

Response

We have disclosed the information required by Item 1119(a) of Regulation AB in the sections of the base prospectus where the sponsor, the depositor and the issuing entity are described, under the headings “The Originators” on pages 8, “The Depositor” on page 17 and “The Trust” on page 18. We have revised the base prospectus on page 62 to include bracketed language under the heading “Certain Relationships and Related Transactions” to reflect where we will disclose the information required by Item 1119(b) if in the future there are relationships or transactions that would require disclosure pursuant to Item 1119(b) or 1119(c) of Regulation AB.

Prospectus Supplement
Cover Page
6.	Please revise to use the terminology set out in Regulation AB when referring to transaction parties. In this regard, please identify GE Dealer Floorplan Master Note Trust as the issuing entity. Refer to Item 1101(f) of Regulation AB for the definition of issuing entity. Also, please note that the issuer of the asset-backed securities is the depositor for the particular issuing entity. Refer to Securities Act Rule 191 and Item 1101(b) of Regulation AB. As such, please revise your use of the defined term “issuer” here and throughout the prospectus.

Response

We have made changes throughout the prospectus supplement and base prospectus as requested.

7.	Please revise your statement here and on the cover page of the base prospectus to ensure that it accurately reflects the language under Item 1102(d) of Regulation AB. In this regard, please clarify that the securities represent the obligations of issuing entity.

Response

We have revised the text in the box on each of the cover pages of the prospectus supplement and base prospectus as requested.
Summary of Terms, page S-1
8.	Please revise to disclose the identity of the administrator and briefly describe the administrator’s role. See Item 1103(a)(1) of Regulation AB.

Response

We have revised the summary in the prospectus supplement as requested under “Structural Summary—Administrator” on page S-9.
Addition of Assets to the Issuer, page S-3
9.	We note that the seller may add to the trust property from time to time. Please confirm that asset additions will not exceed the limitations provided in Item 1101(c)(3)(i) of Regulation AB.

Response

We confirm that asset additions will not exceed the limitations provided in Item 1101(c)(3)(i) of Regulation AB.
Allocation of Collections and Losses, page S-4
10.	Please include a graphical illustration or flow chart that would complement the narrative description of the allocations of principal and losses currently presented in the summary or advise why a graphical illustration among the various classes of certificates would not aid the understanding of the flow of funds to a potential investor. Alternatively, provide a graphical illustration or flow chart in an appropriate section in the prospectus supplement.

Response

We have revised the prospectus supplement to add flow charts to complement the narrative description of the allocations of principal collections, non-principal collections and losses under the headings “Description of Series Provisions—Application of Principal Collections” on page S-30, “Description of Series Provisions—Application of Non-Principal Collections” on page S-32, and “Description of Series Provisions—Investor Charge-Offs” on page S-34.
Revolving Period, page S-6
11.	Please revise to briefly explain the use of principal collections received during the revolving period. Refer to Item 1103(a)(3)(vi) of Regulation AB.

Response

We have revised the prospectus supplement in response to this comment under the heading “Structural Summary—Application of Principal Collections—Shared Principal Collections” on page S-7.
Controlled Accumulation Period, page S-6
12.	Please briefly disclose the difference between the commencement of the controlled accumulation period and the expected principal payment date. Also, please briefly disclose why the commencement of the controlled accumulation period is subject to adjustment.

Response

We have revised the prospectus supplement as requested under the heading “Structural Summary—Allocations of Collections and Losses” on page S-4.
Shared Principal Collections, page S-6
Overconcentrations, page S-6
13.	Please add bracketed language to quantify the minimum free equity amount and free equity amount in the summary.

Response

We have revised the prospectus supplement as requested under “Structural Summary—Application of Principal Collections” on page S-6.
Credit Enhancement, page S-7
14.	Please include a bracketed placeholder for other possible credit enhancement disclosure. We note your disclosure beginning on page 58 of the base prospectus.

Response

We have revised the prospectus supplement as requested under the heading “Structural Summary—Credit Enhancement” on page S-8.

15.	Add bracketed language to the prospectus supplement to clarify that you will provide the financial information as outlined in Item 1114(b) if the aggregate significance percentage is 10% or more.

Response

We have revised the prospectus supplement as requested under the heading “Structural Summary—Credit Enhancement” on page S-8.

16.	Confirm you will file any enhancement or support agreements as exhibits. Refer to Instruction 1 to Item 1114(a).

Response

We confirm we will file any enhancement or support agreements as exhibits pursuant to Instruction 1 to Item 1114(a).

The Accounts, page S-13
General
17.	We note that other entities that are affiliated with the Originator may originate pool assets. Please tell us whether you would include receivables from originators that are not affiliated with CDF or BAC. If so, please add bracketed language to clarify that disclosure of each entity’s origination program will be provided if the entity is expected to originate 20% or more of the pool assets. Refer to Item 1110(b)(2) of Regulation AB.

Response

We may include receivables from originators that are not affiliated with CDF or BAC. We have revised the prospectus supplement to add bracketed language to clarify that disclosure of each entity’s origination program will be provided if the entity is expected to originate 20% or more of the pool assets under the heading “The Accounts—General” on page S-15.
Description of Receivables in the Portfolio of the Issuer, page S-16
General
18.	Please expand your disclosure to provide information on whether the receivables are secured or not, billing and payment procedures and other asset-type concentrations that may be material to the receivables included in the asset pool being securitized (for example, the percentage of receivables from dealers, manufacturer or distributors). Refer to Items 1111(b)(10), (12) and (15) of Regulation AB.

Response

We have expanded the disclosure as requested under the hearing “The Accounts — Description of Receivables in the Portfolio of the Trust” on page S-20 and “Major Customers” on page S-21.

19.	Please add bracketed language to provide information regarding the credit quality of the receivables included in the asset pool being securitized. Refer to Item 1111(b)(11) of Regulation AB. We note your discussion of the credit underwriting process in the base prospectus.

Response

We have revised the prospectus supplement as requested under the heading “The Accounts—Description of Receivables in the Portfolio of the Trust” on page S-20.

20.	Please expand your disclosure to provide specific information on the revolving accounts included in the trust pool to the extent material. Refer to Item 1111(b)(8) of Regulation AB.

Response

We have revised the prospectus supplement as requested under the heading “The Accounts—Description of Receivables in the Portfolio of the Trust” on page S-20. Unincluded items are either immaterial or irrelevant to the receivables in the trust pool.
Geographic Distribution, page S-16
21.	To the extent 10% or more of the pool assets are located in any one state or geographic region, disclose factors specific to such state or region that may materially impact the pool. Please refer to Item 1111(b)(14) of Regulation AB.

Response

We have revised the prospectus supplement as requested to add bracketed language to disclose factors specific to any one state or geographic region to the extent 10% or more of the pool assets are located in such a state or geographic region under the heading “The Accounts— Description of Receivables in the Portfolio of the Trust” on page S-20.
Major Customers, page S-18
22.	Please add bracketed language to provide disclosure required under Item 1112(a) of Regulation AB if any major customer meets the definition provided under Item 1101(k) of Regulation AB. Also, add bracketed language to provide disclosure required under Item 1112(b) of Regulation AB to the extent a customer represents 10% or more of the pool assets.

Response

We have revised the prospectus supplement as requested to add bracketed language to provide disclosure required under Items 1112(a) and 1112(b) of

Regulation AB to the extent applicable under the heading “The Accounts—Major Customers” on page S-21.
Delinquency Experience, page S-19
23.	Please disclose the delinquency and loss information on the receivables included in the trust pool being securitized through the point that assets are charged off as uncollectible pursuant to 1100(b)(1) of Regulation AB. We note your disclosure on page 15 of the base prospectus that receivables may be charged off anywhere from 180 days to 360 days past due. Refer to Item 1111(c) of Regulation AB.

Response

We have revised the prospectus supplement under the heading “The Accounts—Delinquency and Loss Experience” on page S-22. Although we have aggregate data for the period between 91 and 180 days charged off, we do not possess data in 30 day increments during the period between 91 and 180 days charged off. GE Commercial Distribution Finance Corporation, the sub-servicer for this transaction, is in the process of changing its computer programming so that it will capture such data in 30 day increments on a going-forward basis (the effective date of such programming change occurred March 31, 2006, which may be referred to as the “programming change date”). However, we cannot obtain such 91-180 day data in 30 day increments for periods prior to the programming date change without unreasonable effort or expense. Therefore, in accordance with Rule 409 of the Securities Act of 1933, we will not be providing such 91-180 day data in 30 day increments for periods prior to the programming date change. Please note that, as of December 31, 2005, the aggregate receivables balance of receivables that were delinquent between 91 and 180 days was less than $4,100,000, which represents only 0.063% of the aggregate receivables balance of all receivables held by the trust. We have revised the base prospectus to delete disclosure that indicated that receivables could be charged off anywhere between 180 and 360 days under the heading “The Financing Business—Charge-Off Policy” on page 15.

24.	Please describe how delinquencies are determined. Refer to Items 1100(b)(5) and 1101(d) of Regulation AB.

Response

We have revised the prospectus supplement as requested to explain how delinquencies are determined under the heading “The Accounts—Delinquency and Loss Experience” on page S-22.

25.	Please confirm that delinquent assets in the asset pool being securitized will not constitute 20% or more, as measured by dollar volume, of the asset pool as of the measurement date. Please refer to General Instructions I.B.5 to Form S-3.

Response

We confirm that delinquent assets in the asset pool being securitized will not constitute 20% or more, as measured by dollar volume, of the asset pool as of the measurement date.
Static Pool Information, page S-21
26.	Please add to the base prospectus your intention to provide static pool information on an Internet website. Refer to Rule 312(a)(1) of Regulation S-T.

Response

We have revised the base prospectus as requested to add our intention to provide static pool information on an Internet website under the heading “Where You Can Find More Information” on page 68.
Payment Rates, page S-22
27.	Please add bracketed language to disclose the payment rates for the receivables included in the asset pool being securitized. Refer to Item 1111(b)(5) of Regulation AB.

Response

We have revised the prospectus supplement as requested to disclose the payment rates for the receivables included in the asset pool being securitized under the heading “Maturity Considerations—Payment Rates” on page S-26.
Controlled Accumulation Period, page S-24
28.	Please include the meaning of the term “determination date” in the Glossary.

Response

We have revised the base prospectus to add a definition for the term “determination date” under the heading “Glossary of Terms for Prospectus” on page 70.
Reports to Noteholders, page S-30

29.	Please provide a more detailed description of the reports required under the transaction documents and reports to be filed with the Commission or include a cross-reference to this information provided in the base prospectus. Refer to Item 1118(a) and (b) of Regulation AB. Also, please provide the disclosure you refer to in Annex II.

Response

We have revised the prospectus supplement as requested under the heading “Description of Series Provisions—Reports to Noteholders” on page S-38 and have added Annex II.
Annex I
30.	Please revise to clarify that the information in the annex is an integral part of the prospectus supplement.

Response

The prospectus supplement has been revised as requested to clarify that the information in the annex is an integral part of the prospectus supplement on page A-I-1.

31.	Please disclose the commencement of controlled accumulation period date for the other series listed in the annex.

Response

The prospectus supplement has been revised as requested to disclose the Scheduled Controlled Accumulation Period Commencement Date for the other series listed on Annex I.
Base Prospectus
Creation of Floorplan Receivables, page 12
32.	Please tell us whether you plan to include delayed funding receivables in the asset pool being securitized.

Response

We plan to include delayed funding receivables in the asset pool being securitized.

Participation and Syndication Arrangements, page 16
33.	We note that receivables securitized may also include “participation interests in receivables” and “syndicated credit facilities.” Please note that these would be viewed as securities, the offer and sale of which, unless exempt, would be subject to the registration requirements of the Securities Act. Please confirm that you will comply with the requirements of Rules 190 and 191 of the Securities Act with respect to loan participations. You may refer to SEC Release 33-8518, Section III.A.6.

Response

The “participation interests in receivables” and “syndicated credit facilities” referred to under the heading “The Financing Business—Participation and Syndication Arrangements” on page 16 of the base prospectus are not of the type that would constitute “securities” in the meaning of the Securities Act. Specifically, the reference to “participation interests in receivables” refers to certain loans where an Originator is the lender but sells participations in such loans to other institutions. In such case, only the non-participated portion of the loan would be available for transfer to the issuing entity as a receivable. The reference “syndicated credit facilities” refers to loans with multiple lenders including an Originator but is otherwise similar to a traditional loan. Only the portion of the loan owed to an Originator would be available for transfer to the issuing entity as a receivable.
Originators’ Securitization Experience, page 16
34.	We note in the prospectus supplement that CDF and BAC will be originators of the receivables included in the asset pool. Please disclose the substance of the securitization experience for CDF and BAC. Please expand similar disclosure for GE Capital on page 25.

Response

We have revised the base prospectus as requested to disclose the substance of the securitization experience for CDF and BAC under the heading “The Financing Business—Originators’ Securitization Experience” on page 16 and have revised the base prospectus to expand similar disclosure for GE Capital under the heading “The Servicers—GE Capital” on page 25.

The Servicers, page 24
GE Capital, page 24
35.	We note the last sentence of this section that appears on page 25 that GE Capital has retained CDF as sub-servicer to perform all of GE Capital’s servicing responsibilities with respect to the issuer. Please revise this section to disclose CDF’s servicing experience pursuant to Item 1108(b).

Response

We have revised the base prospectus as requested to disclose CDF’s servicing experience pursuant to Item 1108(b) under the heading “The Servicers—GE Capital” on page 25.

36.	Furthermore, please revise to disclose the material terms of the sub-servicing agreement and CDF’s duties. Please refer to Item 1108(c). Please confirm that you will file the sub-servicing agreement as an exhibit.

Response

We have revised the base prospectus as requested to disclose the material terms of the sub-servicing agreement and CDF’s duties as sub-servicer under the heading “The Servicers—GE Capital” on page 25. We will file the sub-servicing agreement as an exhibit.

37.	Please confirm that you will file a separate assessment report, attestation report and servicer compliance statement if multiple servicers are involved in the current transaction, including when specific servicing functions are outsourced to third parties. Refer to Instructions to Items 1122 and 1123 of Regulation AB.

Response

We confirm that we will file a separate assessment report, attestation report and servicer compliance statement if multiple servicers are involved in the current transaction, including when specific servicing functions are outsourced to third parties.
Evidence as to Master Servicer’s Compliance, page 32
38.	It is unclear why you have listed only a few of the servicing criteria that will be used by each servicing party. Please revise the last paragraph to clarify that each servicing party will use the servicing criteria provided under Item 1122(d) of Regulation AB.

Response

We have revised the base prospectus as requested on page 33 to clarify that each servicing party will use the servicing criteria provided under Item 1122(d) of Regulation AB.
Funding Period, page 42
39.	We note that you may use a prefunding period. Please confirm that any prefunding period will comply with Item 1101(c)(3)(ii) of Regulation AB, including that the period will not extend for more than one year from the date of issuance and that you will not use more than 50% of the proceeds of the offering to fund the account.

Response

We confirm that any prefunding period will comply with Item 1101(c)(3)(ii) of Regulation AB, including that the period will not extend for more than one year from the date of issuance and that we will not use more than 50% of the proceeds of the offering to fund the account.

40.	Furthermore, please revise your summary in the prospectus supplement to include bracketed language to disclose the information required by Item 1103(a)(5)(i), (ii), (iv), (v), (vi), and Item 1111(g)(2), as applicable.

Response

We have revised the prospectus supplement to include bracketed language to disclose the information required by Item 1103(a)(5)(i), (ii), (iv), (v), (vi), and Item 1111(g)(2), as applicable, under the heading “Structural Summary—[Pre-funding]” on page S-9.
Interest Payments, page 48
41.	We note that the interest rate may be fixed, floating or any other type of rate specified in the prospectus supplement. Please delete the phrase “any other type of rate” and disclose all the types of rates contemplated in the base prospectus. Also, disclose the indices that the floating interest rate would be based on and confirm that in no eventuality will you use an “index” which is not an index of interest rates for debt, e.g. a commodities or stock index.

Response

We have revised the base prospectus as requested under the heading “Description of the Notes—Interest Payments” on page 49. We confirm that in no eventuality will we use an “index” which is not an index of interest rates for debt, e.g., a commodities or stock index.

42.	We note that interest payments or deposits on any payment date may be paid from a derivative instrument. However, it does not appear that you contemplate using any derivative instruments in the base prospectus. Please delete “derivative instrument” from the fourth bullet point. Alternatively, expand your disclosure in the credit enhancement section of the base prospectus to include information on derivative instruments that you contemplate including in an actual takedown.

Response

We have revised the base prospectus to expand our disclosure as requested to include information on derivative instruments that we contemplate including in an actual takedown under the heading “Credit Enhancement—Derivative Agreements” on page 61.
Fees and Expenses Payable from Collections, page 57
43.	We note that the amount or calculation fees may vary and the distribution priority of fees will be specified in the related prospectus supplement. As such, we believe that relocating the fee table to the prospectus supplement would aid investor understanding of the fee structure that would be relevant to the particular ABS offering. Please refer to SEC Release 33-8518, Section III.B.6. Please revise or advise.

Response

We have relocated the fee table as requested from the base prospectus to the prospectus supplement where it now appears under the heading “Description of Series Provisions—Fees and Expenses” on page S-35.
Credit Enhancement, page 58
General
44.	Please revise to delete your reference to another method of credit enhancement described in the accompanying prospectus supplement. We view this as a catch-all. Instead, disclose all forms of credit enhancement reasonably contemplated to be included in an actual takedown in the base prospectus.

Response

We have revised the base prospectus as requested by deleting the reference to another method of credit enhancement described in the accompanying prospectus supplement under the heading “Credit Enhancement—General” on page [58].

45.	We note that you contemplate adding a guarantee on the applicable notes. However, it is not clear how you contemplate “separately registering” the guarantee. Instead, please register the guarantee on this registration statement.

Response

We have revised the base prospectus by deleting the language that contemplated separately registering such a guarantee under the heading “Credit Enhancement—General” on page 59.
Reserve Account, page 61
46.	Please delete the phrase “other form of credit” or include a description here.

Response

We have revised the base prospectus as requested by deleting the phrase “other form of credit” under the heading “Credit Enhancement—Reserve Account” on page 61.

47.	Please delete your reference to a “derivative contract” or provide us with your legal analysis to explain how this contract would meet the definition of an asset-backed security. Refer to Item 1101(c)(1) of Regulation AB.

Response

We have revised the base prospectus as requested to delete the reference to a “derivative contract” under the heading “Credit Enhancement—Reserve Account” on page 61.
Part II
Item 17. Undertakings
48.	Please revise to include new undertakings required under the Securities Offering Reform. Refer to Item 512(a) of Regulation S-K.

Response

We have revised Part II to include the new undertakings required under the Securities Offering Reform.
Signature Page
49.	Please revise the signature page for the depositor. The registration statement should be signed by at least a majority of the depositor’s board of directors or persons performing similar functions. Refer to General Instruction V.B. of Form S-3.

Response
We have revised the signature page so that the registration statement is signed by at least a majority of the depositor’s board of directors or persons performing similar functions.

If you have specific questions you would like to discuss, please do not hesitate to contact me at (203) 229.5563 or Marc Klyman, outside legal counsel for this matter, at (312) 701.8053. Please communicate any remaining comments to my attention at the address and/or facsimile number above.
Sincerely,
/s/ Fred A. Robustelli
Fred A. Robustelli
Vice President and Assistant Secretary
of the Registrant